Exhibit 99.1

SPI Energy Co., Ltd. Provides an Update on Private Placement

SHANGHAI, January 4, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that the Company had completed approximately US$881,000 of its US$100 million private placement announced on September 28, 2016.  The Company is in discussion with the remaining investors to extend the long stop date of the private placement with respect to those investors.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) is a global clean energy market place for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale, residential/commercial solar power and storage projects, and clean energy solution provider in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

pearl.peng@spisolar.com

+86 21 8012 9135

Tony Tian, CFA
Weitian Group LLC
tony.tian@weitian-ir.com

+1 732 910 9692